SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

RADVISION LTD. (Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, NIS 0.1 Par Value Per Share, Having an Exercise Price of $7.50 or More Per Share (Title of Class of Securities)

M8186910 5 (CUSIP Number of Class of Securities)

Boaz Raviv
Chief Executive Officer
RADVISION LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
+972-3-767-9300
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Steven J. Glusband, Esq.	Adam Klein, Esq.
Carter Ledyard & Milburn LLP	Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
2 Wall Street	2 Weizmann Street
New York, New York 10005	Tel Aviv 64239, Israel
Telephone: (212) 732-3200	Telephone: +972-3-608-9947
Telecopy: (212) 732-3232	Telecopy: +972 3-521-2212

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$2,395,341	$94.14

*	Calculated solely for purposes of determining the filing fee. This amount assumes that eligible options to purchase 1,741,275 ordinary shares of RADVISION Ltd. will be exchanged pursuant to this offer. The aggregate value of such options was calculated as of November 24, 2008 based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2008, equals $39.30 per $1,000,000 (prorated for amounts less than US$1 million) of the transaction value. Accordingly, the filing fee is calculated by multiplying the aggregate transaction valuation by 0.00003930.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	Summary Term Sheet.

        The information set forth under “Summary Term Sheet” in the document entitled “Offer to Exchange Outstanding Share Options,” dated November 25, 2008 (as amended from time to time, the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.	Subject Company Information.

The name of the issuer is RADVISION Ltd., an Israeli company (the “Company”), and the address and telephone number of its principal executive offices is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, +972-3-767-9300. The information set forth in the Offer to Exchange under Section 9 (“Information About RADVISION; Summary Financial Information”) is incorporated herein by reference.

This Tender Offer Statement on Schedule TO relates to the solicitation by the Company of elections to exchange options having an exercise price of $7.50 or more per share (the “Options”) outstanding under the Company’s Year 2000 Employee Stock Option Plan, as amended (the “Option Plan”) to purchase the Company’s ordinary shares, NIS 0.1 par value per share (“Option Shares”), for new options (the “New Options”) that will be granted under and subject to the Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange. This solicitation (the “Offer”) excludes the class of options held by option holders who are not employees of the Company on the date the Offer expires (the “Offer Period”) and options held by the Company’s directors, chief executive officer and, except in certain circumstances and subject to the specific approval of the Company’s audit committee and compensation committee, executive officers who report to the chief executive officer. In the aggregate, there are 1,741,275 ordinary shares underlying the Options covered in this Offer. For every one Option Share for which eligible Options are surrendered, the Company will grant to the option holder a New Option to purchase one Option Share, subject to the terms and conditions of the Offer to Exchange. The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Grant of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

The information set forth in the Offer to Exchange under Section 7 (“Price Range of Ordinary Shares”) is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

The information set forth under Item 2(a) above and in Section 10 of the Offer to Exchange (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The Company is both the filing person and the subject company.

ITEM 4.	Terms of the Transaction.

The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Surrendering Options”), Section 4 (“Change in Election”), Section 5 (“Acceptance of Options for Exchange and Grant of New Options”), Section 6 (“Conditions of This Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 9 (“Information About RADVISION; Summary Financial Information), Section 11 (“Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Income Tax Consequences”) and Section 14 (“Extension of This Offer; Termination; Amendment”) is incorporated herein by reference.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

The Offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Section 2 (“Purpose of This Offer”) is incorporated herein by reference.

The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Grant of New Options”) and Section 11 (“Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer”) is incorporated herein by reference.

The information set forth in the Offer to Exchange under Section 2 (“Purpose of This Offer”) is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

The information set forth in the Offer to Exchange under Section 6 (“Conditions of This Offer”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

Not applicable.

ITEM 8.	Interest In Securities of the Subject Company.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9.	Person/Assets, Retained, Employed, Compensated or Used.

Not applicable

ITEM 10.	Financial Statements.

The information set forth in the Offer to Exchange under Section 9 (“Information About RADVISION; Summary Financial Information”) and Section 16 (“Additional Information”), and on pages F-1 through F-45 of the Company’s Annual Report on Form 20-F for its fiscal year ended December 31, 2007 are incorporated herein by reference. The Company’s book value per share was $6.58 as of September 30, 2008. (Book value per share equals the total stockholders’ equity divided by the number of ordinary shares outstanding.)

Not applicable.

ITEM 11.	Additional Information.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

Not applicable.

ITEM 12.	Exhibits.

(a)	(1)	Offer to Exchange Outstanding Share Options, dated November 25, 2008,including Summary Term Sheet.

(2)	Form of e-mail be sent to eligible employees upon commencement of the Offer to Exchange, from Boaz Raviv, Chief Executive Officer of RADVISION Ltd.

(3)	Form of e-mail to be sent to eligible employees upon commencement of the Offer to Exchange from Human Resources Department of RADVISION Ltd.

(4)	Form of Letter to Eligible Option Holders.

(5)	Form of Election Form.

(6)	Form of Notice of Withdrawal.

(7)	Form of Grant Detail Report.

(b)      Not applicable.

(d)	(1)	Year 2000 Employee Stock Option Plan, as amended, is incorporated herein by reference to the Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 19, 2002 (File No. 000-29871).

(2)	Form of Stock Option Agreement under the RADVISION Ltd. Stock Option Plan

(3)	Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on June 24, 2008 (File No. 000-29871), is incorporated herein by reference.

(g)     Not applicable.

(h)     Not applicable.

ITEM 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

RADVISION LTD. By: /s/ Boaz Raviv —————————————— Boaz Raviv Chief Executive Officer

Date: November 25, 2008

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Offer to Exchange Outstanding Share Options, dated November 25, 2008, including Summary Term Sheet.

(a)(2)	Form of e-mail to be sent to eligible employees upon commencement of the Offer to Exchange from Boaz Raviv, Chief Executive Officer of RADVISION Ltd.

(a)(3)	Form of e-mail to be sent to eligible employees upon commencement of the Offer to Exchange from Human Resources Department of RADVISION Ltd.

(a)(4)	Form of Letter to Eligible Option Holders.

(a)(5)	Form of Election Form.

(a)(6)	Form of Notice of Withdrawal.

(a)(7)	Form of Grant Detail Report.

(d)(1)	Year 2000 Employee Stock Option Plan, as amended, is incorporated herein by reference to the Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 19, 2002 (File No. 000-29871).

(d)(2)	Form of Stock Option Agreement under the RADVISION Ltd. Stock Option Plan.

(d)(3)	Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on June 24, 2008 (File No. 000-29871), is incorporated herein by reference.